Gottbetter & Partners, LLP
                         488 Madison Avenue, 12th Floor
                               New York, NY 10022

April 8, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:   Optionable, Inc.
      Registration Statement on Form SB-2
      (File No. 333-121543)

Ladies and Gentlemen:

      On behalf of our client, Optionable, Inc. (the "Company"), a Delaware corporation, and pursuant to the Securities Act of 1933, as amended (the "Securities Act"), we hereby submit via EDGAR transmission, Amendment No. 2 (the "Amendment") to the Registration Statement of the Company on Form SB-2 (File No. 333-121543) (the "Registration Statement"), including certain exhibits thereto. Separately, we have delivered to the staff additional copies of the Amendment marked to show changes from Amendment No. 1 ("Amendment No. 1") to the Registration Statement as originally filed.

      By letter dated February 25, 2005 (the "Comment Letter") from Elaine Wolff, Branch Chief, the Company was informed of the comments of the staff with respect to Amendment No. 1. In addition to responding to the staff's comments, the Company has amended the Registration Statement to update certain other information contained in the Preliminary Prospectus. Set forth below is a brief description of the responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Preliminary Prospectus.

General

      1. The Company has been advised by Don Heitman, Senior Special Counsel of the Division of Market Oversight of the Commodity Futures Trading Commission, that the CFTC's standard practice is to acknowledge receipt of an entity's notification that it intends to operate as an "exempt commercial market." The CFTC does not opine as to whether an applicant is entitled to operate as an "exempt commercial market." The notifying entity is responsible for ensuring that it complies with the statutory and regulatory requirements to so operate.


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Selling Stockholders, page 18

      2. Complied with. The "Number of Shares Being Sold" column has been moved to after the "Before Offering" column.

      3. Pursuant to my telephone conversation of February 28, 2005 with Michael McTiernan, Esq., of the staff, it is the Company's understanding that comments 2 and 3 have been withdrawn. As I explained to Mr. McTiernan, all shares being sold by the selling stockholders are included in the table. However, since common stock underlying convertible securities which are not exercisable within 60 days is not deemed "beneficially owned," such shares were not included in determining percentage ownership.

      4. Please see response to comment 3, above.

      5. Supplementally, please be advised that the Company is awaiting information from a few selling stockholders regarding their affiliation, if any, with a broker dealer and, for those selling stockholders which are not natural persons, the identity of natural persons with voting or investment control over such selling stockholders. The Company will provide the staff with this information, and modify the prospectus, as appropriate, prior to seeking acceleration.

            Please be advised that Colbart Birnet L.P. is a selling stockholder which is an affiliate of a broker-dealer. In our view, Colbart Birnet is not acting as an "underwriter" in this offering.

            Whether a selling stockholder is acting as an "underwriter" with respect to any particular offering (i.e., by purchasing issuer stock under Section 2(11) of the Securities Act with a "view to distribution") is a question of fact. An investor's "investment intent" is typically evidenced by direct or indirect agreements or understandings between the selling stockholders and third parties that are in place at the time the stockholders purchase the securities, relating to resale by the stockholders of such securities. Other factors to be considered include how long the selling stockholders have held the securities, the circumstances under which they received the securities and their relationship to the issuer

            Colbart Birnet purchased its securities in September 2004 in the Company's private offering. The Company did not utilize a registration rights agreement in connection with the private offering, and all investors acknowledged that they were purchasing with investment intent and without a view to the distribution of their securities. All investors, including Colbart, further acknowledged that they did not have any agreements, understandings or arrangements with any persons, directly or indirectly, to distribute the shares of the Company's common stock purchased in the private offering. Lastly, Colbart Birnet and its affiliates have never had an investment banking or financial advisory relationship with the Company, and the common stock being offered by Colbart Birnet in the registered offering constitutes less than one percent of the Company's issued and outstanding common stock.


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            Accordingly, based upon the facts set forth above, we respectfully submit that Colbart Birnet purchased the Company's common stock with the requisite investment intent and without a view to the distribution of the stock, and is not acting as an underwriter in the offering registered hereby.

Management's Discussion and Analysis of Plan of Operations, page 23

            Overview, page 23

      6. Complied with. The disclosure has been expanded to explain the basis for the Company's belief that it will be able to finance the expenditures related to the development and launch of OPEX with cash flows from operations.

      7. Complied with. A sentence has been added to the first paragraph of the "Overview" section to indicate that the higher level of participants has increased the Company's revenues, net income, and cash flow from operating activities, which has improved the Company's financial condition.

      Results of Operations for the Nine-Month Period Ended September 30, 2004 and 2003, page 25

      8. Complied with. The section entitled "Interest expense to related parties" has been revised to explain the circumstances surrounding, and the reasons for, the Company's use of a 12% discount rate.

      Liquidity and Capital resources, page 27

      9. Complied with. One non-accredited but sophisticated non-U.S. investor participated in the Company's private placement. The disclosure here and in Part II has been revised to be consistent. In addition, additional support has been added in Part II with respect to the Company's reliance on Rule 506.

      10. Complied with. The paragraph has been revised to disclose that the Company will pay up to 10.6% of amounts raised, up to $762,500, to CES.

      11. Complied with. The paragraph has been revised to disclose the commitment to pay CES minimum annual fixed fees on April 1, 2014.

      12. Supplementally, please be advised that the discussion regarding the increase in accounts and other receivables contained a typographical error, which has been corrected. No proceeds were advanced to related parties.

Business Alliances, page 30

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      13. Supplementally, please be advised that CES leases one seat, and does not own any seats on NYMEX. The current market value of a NYMEX seat is approximately $1.8 million. The disclosure under "Business Alliances" has been expanded to clarify the economic basis underlying the Company's decision to enter into the Master Services Agreement with CES.

Certain Relationships and Related Party Transactions, page 38

      14. Complied with. The paragraph has been revised to provide additional disclosure regarding the prepaid commission agreement with Mr. Nordlicht.

Financial Statements

Notes to the Financial Statements - December 31, 2003 and 2002, pages F-7 - F-16

      15. Complied with. The Amendment contains audited December 31, 2004 financial statements.

Note 3 - Summary of Significant Accounting Policies, pages F-7 - F-12

Software Development Costs, page F-8 - F-9

      16. Complied with. The "software development costs" section of note 3 has been revised to disclose the accounting policies related to maintenance and support of the software.

Notes to the Financial Statements - September 30, 2004 and 2003, pages F-20 -
F-33

Note 3 - Summary of Significant Accounting policies, pages F-21 - F-26

Revenue Recognition, page F-25

      17. Complied with. The "revenue recognition" section of note 3 has been revised to include a discussion similar to paragraph 2) in the Company's response to the staff's comment 67.

Exhibits

      18. Complied with. An opinion of counsel revised with respect to shares already issued and outstanding is filed as an exhibit to the Amendment.

* * *

            We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.


Very truly yours,

Kenneth S. Goodwin


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